February 27, 2017

LETTER AGREEMENT

AMG Funds (the “Trust”)

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

Re:	Expense Limitation and Recoupment Agreement

Ladies and Gentlemen:

This Letter Agreement documents an undertaking by AMG Funds LLC (the “Adviser”) to limit the total operating expenses of AMG Managers Skyline Special Equities Fund, a series of the Trust (the “Fund”).

From time to time hereafter, the Adviser may undertake to waive its investment advisory fee payable by the Fund (but not below zero) and/or pay or reimburse the Fund’s expenses such that the Fund’s total annual operating expenses (exclusive of certain items listed below) do not exceed a certain amount.

Effective as of February 27, 2017, and until at least May 1, 2018, the Adviser hereby undertakes to limit the total annual operating expenses (exclusive of taxes, interest (including interest incurred in connection with bank and custody overdrafts), shareholder servicing fees, brokerage commissions and other transaction costs, acquired fund fees and expenses, and extraordinary expenses) of the Fund to the annual rate of 1.07% of the average daily net assets attributable to the Fund.

This Letter Agreement shall terminate: (i) in the event the Adviser ceases to be the investment adviser of the Fund; (ii) upon mutual agreement between the Adviser and the Trust’s Board of Trustees; or (iii) in the event of the Fund’s liquidation unless the Fund is reorganized or is a party to a merger in which the surviving entity is successor to the accounting and performance information of the Fund. The term “Adviser” as used throughout this Letter Agreement shall include any entity that is the successor to the assets and liabilities of AMG Funds LLC that is the future investment adviser of the Fund and to whom the Letter Agreement is assigned. The term “Fund” as used throughout this Letter Agreement shall include any entity into which AMG Managers Skyline Special Equities Fund is reorganized and which is the successor to the accounting and performance information of AMG Managers Skyline Special Equities Fund.

A copy of the Amended and Restated Agreement and Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or trustee of the Trust in his or her capacity as an officer or trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding on any of the trustees, officers or shareholders individually, but are binding only upon the assets or property of the Trust or the Fund.

Sincerely,

AMG FUNDS LLC

By:
Name: Keitha L. Kinne
Title: Chief Operating Officer
Date: February 27, 2017

ACKNOWLEDGED AND ACCEPTED

AMG FUNDS

By:
Name: Donald S. Rumery
Title: Treasurer, Chief Financial Officer,
and Principal Financial Officer
Date: February 27, 2017